Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

1.Date, Time and Place: February 9, 2022, at 5:00 p.m., in a meeting held exclusively digitally (videoconference), pursuant to item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. (“Company”).

2.Attendance: The following Directors attended the meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Rodrigo Kede de Freitas Lima (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director).

3.Chairman and Secretary: Mr. David Feffer was the president and Mr. Stefan Tasoko was the secretary of the Meeting.

4.Agenda: (4.1) to resolve on the approval and authorization of the issue of a guarantee insurance policy to be contracted by Itacel – Terminal de Celulose de Itaqui S.A. (“Itacel”), a wholly-owned subsidiary of the Company, with the purpose of guaranteeing the faithful compliance with all obligations contracted by Itacel before the Federal Government, through the Ministry of Infrastructure, under the Lease Agreement related to ANTAQ’s auction No. 03/2018 for the lease of a public infrastructure area for the handling and storage of general cargo, especially paper and pulp, located within the Organized Port of Itaqui, in the State of Maranhão, called IQI-18, and the policyholder shall be indemnified in the amount of up to one hundred and five million, eight hundred and fifty-six thousand, one hundred and seventy-two Reais and eighty-two cents (BRL 105,856,172.82) (“Insured Amount”), when any non-compliance, application of penalties or default occurs with the obligations assumed in said lease agreement and its exhibits and amendments, the object of which is the leasing of areas, infrastructure and public port facilities located in the port of Itaqui (Maranhão), for the performance of activities to be performed by the lessee in an adequate manner under the agreement (“Policy” and “Lease Agreement”), and the issuance of the Policy was performed under the Counter-guarantee Agreement entered into between the Company and the insurance company Chubb Seguros Brasil S. A. (“Insurance Company”) on May 16, 2017 and amended on October 14, 2019 (“CCG”), whereby the Company undertakes to guarantee the Insured Amount before the Insurance Company, such resolution being made pursuant to Article 14(p.4 ) of the Company’s Bylaws and pursuant to item “General Agreements” of Exhibit I of the Minutes of the Board of Directors’ Meeting held on August 11, 2021, which resolved on the authorities of the Company’s Statutory Executive Board of Officers, considering that, in this case, the Company would be assuming an obligation in the amount of the Insured Amount that was originally assumed exclusively by Itacel in the Lease Agreement; (4.2.) to authorize and delegate powers to the Company’s Executive Board of Officers to perform all related, correlated and/or complementary acts that may be necessary and/or convenient to carry out the resolution set forth in the previous item, if approved; and (4.3.) to ratify all acts that have been performed by the Company’s management related to the above matters.

5.Minutes in Summary Form: the Directors unanimously approved the drawing up of these minutes in summary form.

6.	Resolutions: the Directors present, unanimously and without reservations:

6.1Approved the issuance of the Policy under the CCG and the guarantee of the Insured Amount by the Company before the Insurance Company.

6.2Pursuant to the Bylaws of the Company, to authorize the Board of Executive Officers of the Company to take any and all measures that are necessary or appropriate for the abovementioned resolution.

6.3They ratified all acts that have been performed by the Company’s management related to the above matters.

7.Closure: There being no further matters to be discussed, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all members of the Board of Directors present. Signatures. Board: David Feffer – Chairman; Stefan Tasoko – Secretary. Members of the Board of Directors: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Rodrigo Kede de Freitas Lima (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director).

This is a true copy of the original drawn up in the proper book.

São Paulo, SP, February 9, 2022.

Stefan Tasoko

Secretary